File No. 70-8773



                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

             ____________________________________________________


                    PRE-EFFECTIVE AMENDMENT NO. 1 TO THE
                                FORM U-1
                       APPLICATION AND DECLARATION
                                UNDER THE
               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             ____________________________________________________


                           UNITIL CORPORATION
                          UNITIL RESOURCES, INC.
                           UNITIL SERVICE CORP.
                            216 Epping Road
                       Exeter, New Hampshire  03833
                    _________________________________

              (Name of companies filing this statement and
                 address of principal executive offices)


                           UNITIL CORPORATION
                   __________________________________
                  (Name of top registered holding company
                   parent of each applicant or declarant)


                             Gail A. Siart
                               Treasurer
                           UNITIL CORPORATION
                            216 Epping Road
                       Exeter, New Hampshire  03833
                    ____________________________________
                   (Name and address of agent for service)


                The Commission is requested to mail copies of
                  all orders, notices and communications to:

                            William S. Lamb, Esq.
                   LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           125 West 55th Street
                     New York, New York  10019-5389

    	Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding
Company Act of 1935 (the "Act"), its wholly owned subsidiary, Unitil Resources, Inc., a New Hampshire corporation ("URI") and its service company subsidiary, Unitil Service Corp., a New
Hampshire corporation ("Unitil Service"), each of Exeter, New
Hampshire (collectively, the "Applicants"), hereby file this Pre-Effective Amendment No. 1 to their Application and
Declaration on Form U-1 (the "Application") with the Securities and Exchange Commission (the "Commission").

    	The Applicants are seeking authorization from the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Act and
Rules 45, 54, 87, 90 and 91 thereunder for URI to expand its business activities to include wholesale and retail energy marketing and related activities.

Item 1.  DESCRIPTION OF PROPOSED TRANSACTION

    	A.   Request for Authority for URI to Provide Energy Marketing
        		and Related Services

    	As authorized by order dated May 24, 1993 (HCAR No. 25816),
URI is currently engaged in the business of providing energy related management and consulting services to entities outside the Unitil holding company system. Unitil is hereby seeking authorization for URI to expand its authorized activities to include engaging in transactions as a "marketer" of electricity, natural gas and other energy commodities ("Energy Marketing").
In general terms, following the proposed expansion, URI's Energy Marketing activities will involve arranging the sale and purchase, transportation, transmission and storage of electricity, natural gas or other energy commodities for a commission as well as entering into contracts to purchase electricity, natural gas or other energy commodities from suppliers and resell it to utility and nonutility customers.1

     URI's Energy Marketing arrangements may be undertaken on long or short term durations and pursuant to individualized terms and conditions, and sales of energy to groups of customers would likely be aggregated together for purposes of obtaining competitive wholesale energy supplies. In some cases, URI may acquire energy supplies and then market that energy to customers as competitively as possible, whereas in other cases, URI may establish contracts with customers and then acquire energy supplies to meet the customer's requirements. Although the transactions URI proposes to engage in may take a variety of different forms, a typical transaction might involve the purchase of power from a utility or nonutility generator, contracting with other utilities for the transmission of that power, and the resale of that power by URI to a utility or to an end-user.

     Although URI believes that the bulk of its Energy Marketing activities will involve marketing electricity or gas, it also believes that in order to compete effectively with other suppliers in the competitive marketplace who can provide a full range of energy options to meet customer demands, URI will also need to be able to engage in transactions for energy sources other than electricity and gas.2 Unitil and URI therefore also seek authority to undertake competitive market transactions involving other energy commodities such as oil, refined petroleum products, gas liquids, coal and wood and other similar combustible substances.

    	In addition, customer requirements, particularly at the retail level are also expected to include conservation and other technical services ("Energy Management"). Specifically, URI may engage in general demand side management3 and energy usage consulting services. URI may also provide limited engineering services to customers for power quality management (ensuring uninterruptible supplies, proper grounding of equipment and related matters) and power factor correction, both of which are designed to help customers manage their power efficiency, supply and cost.4 The provision of these Energy Management services will not involve the issuance of any securities. URI seeks authority to undertake such Energy Management services on a competitive basis, in order to be able to satisfy customer requirements under competitive market conditions. Unitil believes that these Energy Management services, together with Energy Marketing services, will allow URI to offer complete Energy Management services and solutions to customers on a competitive basis. Indeed, Unitil expects that URI's Energy Marketing services and Energy Management services will often be marketed jointly to customers who are seeking the maximum value on a total energy basis from their energy suppliers.

    	At the outset, Unitil Service, pursuant to its service agreement with URI, will provide the staff and facilities necessary to perform all of the Energy Marketing and the bulk of the related activities of URI, including gas and power supply planning and contracting, marketing, sales, customer services, engineering, operations management, conservation services design and contracting and related management and professional services. Unitil Service currently provides similar services to other Unitil system companies.5 Moreover, Unitil Service personnel have extensive knowledge of the markets for electric power and natural gas and in evaluating potential electric power and natural gas suppliers, negotiating supply contracts and arranging for the transmission and pooling of electric power, both because the Unitil system operating companies obtain most of their electric power supply through competitive wholesale power purchases and because of their experience with Unitil's gas business. URI will reimburse Unitil Service at cost for the services provided, in the same manner as any other Unitil affiliate company. If needed in the future, URI could employ its own staff.

    	In connection with the proposed business expansion, URI must seek authority from the Federal Energy Regulatory Commission
("FERC") to conduct wholesale electric power marketing activities, and from appropriate state authorities to conduct any retail electric power marketing activities. Thus, URI will not enter into any electric power purchase or sale contracts that are not within federal or state regulatory purview. URI's activities in the developing wholesale and retail power markets therefore will be subject to appropriate limitations, conditions and control as determined by federal and state law and corresponding regulatory authorities. Specifically, pursuant to the requirements of the regulations of the FERC, URI will be unable to purchase electric energy or capacity from, or sell these products to, any affiliated companies in the Unitil holding company system unless specifically authorized by the FERC. In addition, under FERC regulations, URI will be unable to charge competitive, market-based rates at wholesale unless its affiliated utility companies have filed open access transmission tariffs acceptable to the FERC, and until URI has satisfied the FERC that it has mitigated any market power which it may have. At the state level, URI will not own any facilities for generating, transmitting or distributing power, and therefore would not be deemed a utility under most state laws. However, URI will only be able to undertake retail electric power marketing activities in the context of state legislative or regulatory initiatives, such as the New Hampshire Retail Wheeling Pilot Program6 and the Massachusetts Industry Restructuring Proceedings,7 effectively limiting URI's retail activities to those permitted by state regulators. In addition, Unitil has notified the MDPU and the NHPUC, the two state regulatory commissions with jurisdiction over the operating public utilities in the Unitil holding company system, of the plan to expand URI's business activities.
Finally, URI's gas and other energy commodity and energy services marketing activities will be undertaken in accordance with all applicable federal and state laws.

    	The proposed expansion of URI's activities will not result in URI becoming an electric utility company within the meaning of section 2(a)(3) of the Act or a gas utility company within the meaning of Section 2(a)(4) of the Act. URI will not own or operate any facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural gas for heat, light or power, and will not invest, directly or indirectly, in such facilities or operations of any third party, whether through a joint venture, partnership or debt or equity financing. The Commission has previously indicated that marketers engaged in the sale activities in which URI intends to engage are not electric utility companies as defined in Section 2(a)(3) of the Act,8 and has authorized gas marketing subsidiaries as non-utility subsidiaries.9

    	Section 9(a)(1) of the Act provides that without prior approval from the Commission, "it shall be unlawful for any registered holding company or any subsidiary company thereof,..., to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." The expansion of the business activities of URI to include Energy Marketing and Energy Management appears to qualify as an acquisition of an interest in a new business. Section 10 contains the requirements for an application for such authorization as well as a number of standards that must be met for approval, including that the acquisition would not be "detrimental to the carrying out of the provisions of section 11." Finally, Section 11(b)(1) limits Unitil to a single integrated utility system and "such other business as are reasonably incidental, or economically necessary or appropriate" to the operations of the integrated public utility system of the holding company. In addition, any services to be performed by Unitil Service for URI must meet the standards of Section 13 of the Act and the rules promulgated thereunder.

     Energy Marketing and Energy Management are functionally related to the operations of Unitil's integrated public utility system. First, Unitil believes that entering into this business is a significant step in allowing it to compete in the utility industry and is thus in the best interest of investors and consumers. As the Division of Investment Management recognized in its recent report on the Regulation of Public Utility Holding Companies,10 the utility industry is undergoing dramatic changes and restructuring that requires utility companies to expand beyond traditional utility services in order to remain competitive. As a result:

         	the SEC must continue to respond flexibly to change in the utility industry. Toward this end, the Division believes that the registered holding companies should be permitted to invest in diversified activities without unnecessary regulatory obstacles and recommends consideration of a rule that would exempt, subject to certain conditions, investments in specified energy-related activities from prior SEC approval.11

A number of utility companies are expanding their non-regulated activities to become complete "energy services companies."12
Unitil believes that it can enter the Energy Marketing and Energy Management businesses through URI competitively based on its existing expertise. Unitil also believes that as a result of its power marketing activities in particular, various sources of competitively priced electricity will become more readily available to the wholesale electric power market and thus to the existing Unitil system operating companies. Indeed, all consumers of electric power will benefit as the alternatives for supply of electricity increase and competition among electric power suppliers grows. Similarly, gas marketing transactions will increase competition within the market in which FG&E's gas division operates and, as a result, benefit the consumers of FG&E's gas services.

     URI's Energy Marketing and Energy Management activities also will benefit the Unitil system companies by permitting allocation of Unitil Service's expenses across a broader base. To the extent that these new activities permit greater utilization of Unitil
Service's existing resources, all of the Unitil system companies will benefit.

    	Finally, the expansion into energy marketing and related activities is consistent with the requirements of Section 11(b)(1) as the Division has recommended it be interpreted. Indeed, as recommended in the Report, the Commission has released for public comment a proposed new Rule 58 13, which creates a "safe harbor" to exempt from the prior approval requirements of Sections 9(a)(1) and 10, the acquisition of up to the greater of $50 million or 15% of the holding company's consolidated capitalization by registered holding companies of the securities certain "energy-related" businesses (and, in the case of gas holding companies, gas-related businesses).14 As proposed, the definition of energy related activity includes "the brokering and marketing of energy commodities, including but not limited to electricity and natural or manufactured gas," as well as "the rendering of energy conservation and demand-side management services." Although the rule has not been promulgated as of yet and is thus unavailable for the Applicants, proposed Rule 58 clearly indicates that the Commission may interpret such marketing and services as acceptable activities within the parameters of Section 11(b)(1) as it is currently written. Indeed, the new rule does not contain any geographic or revenue requirements (e.g., an energy related activity need not occur within the service territory of the holding company's operating public utilities, nor must any percentage of operating revenues from any energy related activity derive from services provided to associated companies), thereby indicating that Section 11(b)(1) does not require marketers in a registered holding company system to meet those standards.

    	As noted in the rule release, the Commission has authorized various registered companies to engage in a wide range of gas and some energy marketing activities in the past.15 In addition, the Commission recently authorized Northeast
Utilities' operating utility subsidiaries and Northeast
Utilities Service Company to expand their business activities to include the marketing and brokering of power to non-affiliates both within and outside the operating companies' service territory.16 Additionally, a number of other registered holding companies have entered into the energy marketing business through their affiliated exempt wholesale generators ("EWGs").17 Pursuant to the terms of the Energy Policy Act of 1992
("EPAct") and Section 32 of the Act, an entity with EWG status, which is determined by the FERC, is not a public utility company for purposes of the Act and may be acquired by registered holding company systems. In a number of decisions, the FERC has noted that the congressional conference report that accompanied EPAct specifically stated that the "definition of an EWG has been drafted to permit an EWG to sell wholesale power that it has not generated itself."18 The FERC has interpreted this language to mean that an EWG can conduct energy marketing activities involving power it did not generate, and can be certified to charge market based rates in such transactions, without jeopardizing its status as an EWG, subject to certain limitations established by the FERC.19 Because Unitil does not currently own an interest in an EWG, it is seeking separate Commission authorization for its Energy Marketing activities.

     Similarly, the Energy Management services for which URI is requesting authorization herein are functionally related activities and are permissible within the meaning of Section 11(b)(1) of the Act. Proposed Rule 58 lists "the rendering of energy conservation and demand side management and services" and "the development and commercialization of electro-technologies related to energy conservation, storage and conversion, energy efficiency . . . and similar innovations" as well as "the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations" as energy related activities. In addition, the Commission has authorized registered holding company subsidiaries to engage in demand side management services and utility-related consulting and engineering services numerous times in the past. See
Central and South West Corporation, HCAR No. 26367 (Sept. 1,
1995) (authorizing subsidiary to engage in energy consulting and demand side management services to customers); American Electric
Power Company, HCAR No. 26267 (April 5, 1995) (authorizing subsidiary to provide demand side management services) and General Public Utilities Corp., HCAR No. 25108 (June 26, 1990) (authorizing engineering and management services subsidiary).

     Overall, authorization for URI to engage in Energy Marketing and Energy Management activities will aid in the development of a more competitive energy marketplace. Participation by energy marketers such as URI will increase the likelihood that new products and services will develop as market needs are identified and that, as a result, customer choice will increase. Accordingly, Unitil should be permitted t
o engage in competitive Energy Marketing and Energy Management activities through URI, which will then allow URI to compete on the same basis as other companies.

    	B.   Request for Authority for Unitil to Provide
        		Indemnifications and Guarantees to URI

    	URI may, from time to time, need Unitil to indemnify third parties, to guarantee performance of its obligations or payment of its debts and/or to act as surety for its activities. The need for such guarantee authority relates to the market practice pursuant to which energy marketing companies, such as URI, demonstrate their financial credibility with customers. Energy marketing companies, though entering into many contracts for high volumes of gas or power, are often not highly capitalized due to the nature of their operations. This absence of high capitalization has caused some would-be customers to be apprehensive of the risk of dealing with such marketing companies. However, often times such marketing companies are subsidiaries of financially strong parent companies.
Consequently, the usual method for establishing the financial credibility of the marketing company is by the parent (such as Unitil) standing behind its subsidiary through guarantees, thus allowing the subsidiary to compete effectively in increasingly deregulated markets. The Applicants request approval through December 31, 2000 for Unitil to indemnify and guarantee the power and fuel transactions of URI. Such indemnities and guarantees will not exceed more than $30,000,000 in the aggregate outstanding at any one time.

    	C.   Request for Authority for Unitil Service to
        		Provide Services to URI

    	As stated above, URI will contract with Unitil Service for personnel to perform most of URI's Energy Marketing and Energy Management activities. Services provided by Unitil Service personnel to URI will not impair the ability of Unitil Service personnel to continue to provide services to other system companies. As a result, the Applicants do not anticipate the need to hire additional employees at the outset in order to perform assignments obtained by URI at this time.20 While Unitil Service employees are assigned to a URI activity, they will continue to be employees of and paid by Unitil Service. URI will reimburse Unitil Service for their compensation, including benefits, during that time pursuant to the terms of the existing service company agreement between URI and Unitil Service. Unitil Service will also continue to provide URI with accounting, credit, financial, management, technical and clerical support in accordance with the terms and conditions of the existing service agreement between URI and Unitil Service. The Applicants request authority for Unitil
Service to provide the additional services to URI, necessary to allow URI to undertake Energy Marketing and Energy Management activities as testified above.

    	D.   Involvement of Unitil System Companies with
        		Exempt Wholesale Generators and Foreign
        		Utility Companies

    	Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, an interest in any EWG or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively.
None of the proceeds from the proposed transactions will be used by URI to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any subsidiary thereof is, or as a consequence of the proposed transaction will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction agreement with any EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto.

    	E.   Reports to be Filed with the Commission

    	URI will continue to file quarterly reports with the Commission within 60 days after the end of each calendar quarter. These reports will include the following additional information:

     (1) Description of the Energy Marketing and Energy Management activities undertaken by URI, including the type of activity, the name(s) of clients, the location(s) where the activities took place, the nature of the legal instrument under which such activities where performed
           		and the compensation received during the period;

    	(2) Description of expenses incurred by URI in connection with Energy Marketing and Energy Management activities, during the quarter and cumulative to date; and

     (3) Description of the staffing of URI's Energy Marketing and Energy Management projects during the quarter, including the number and type of personnel assigned by Unitil Service, noting the percentage of time committed to the projects.

    	In addition, URI will continue to file with the Commission an annual report of its activities for the preceding calendar year using, where appropriate, the Form U-13-60 reporting format pursuant to Rule 94.

Item 2. FEES, COMMISSIONS AND EXPENSES

    	The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described in this Application are estimated as follows:

    	Commission filing fee
    	Relating to the Application  . . . . . . . . . . . . $2,000

    	Legal fees . . . . . . . . . . . . . . . . . . . . . $    *

    	Miscellaneous. . . . . . . . . . . . . . . . . . . . $    *

    		Total. . . . . . . . . . . . . . . . . . . . $    *

*       To  be filed by amendment.


Item 3. APPLICABLE STATUTORY PROVISIONS

    	The sections of the Act, and rules or exemptions thereunder, that the Applicants consider applicable to the transactions described in this Application are set forth below:

    	(i)     Authorization for URI to provide        Sections 9(a) and 10
           		energy marketing and
           		related services

    	(ii)    Services provided by Unitil             Section 13(b), Rules
           		Service to URI                          87(b)(1), 90 and 91

   	(iii)   Indemnification of third parties,       Sections 6(a), 7 and 12(b),
            guarantees of payment and               Rule 45 and 54
	          	performance, acting as a surety

    	To the extent that the transactions described in this Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or the rules thereunder other than those specifically referred to in this Application, Unitil, URI and Unitil Service hereby request such authorization, approval or exemption.

Item 4. REGULATORY APPROVALS

     The FERC has jurisdiction over any interstate wholesale electric power sales by URI, and any related interstate transmission arrangements. Proposed power marketing transactions of URI with retail customers, and rates and terms for those transactions must meet the requirements of state law and will require authorization by the appropriate state utility regulatory commissions. No state regulatory body or agency and no Federal agency or commission, other than this Commission has jurisdiction over the proposed securities and service transactions described in this Application.

Item 5. PROCEDURE

    	It is requested that the Commission issue and publish no later than March 8, 1996, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than April 1, 1996, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and that the Commission enter not later than April 3, 1996, an appropriate order granting and permitting this Application to become effective.

    	The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

		   a.      Exhibits

   		F-1     Opinion of Counsel
          			(to be filed by amendment)

   		F-2     "Past Tense" Opinion of Counsel
          			(to be filed by amendment)

   		G-1     Proposed Form of Public Notice (previously filed)

   		b.      Financial Statements

  		(1)     Unitil Corporation and Subsidiary Companies
         			Consolidated Statements of Earnings --
         			Nine Months Ended September 30, 1995 (previously filed)

  		(2)     Unitil Corporation and Subsidiary Companies
		         	Consolidated Balance Sheets, September 30, 1995
         			(previously filed)

  		(3)     Unitil Corporation and Subsidiary Companies
         			Consolidated Statements of Cash Flows -- Nine Months
         			Ended September 30, 1995 (previously filed)

  		(4)     Unitil Corporation and Subsidiary Companies
         			Notes to Consolidated Financial Statements
        			(previously filed)

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

    	None of the matters that are the subject of this Application involve a "major Federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy
Act. None of the transactions that are the subject of this Application will result in changes in the operation of the company that will have an impact on the environment. The
Applicants are not aware of any Federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this Application.

                                SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


                                 				Unitil Corporation
                                 				Unitil Resources, Inc.
                                 				Unitil Service Corp.

                                 				By:     /s/ Gail A. Siart
                                 				Gail A. Siart
                                 				Secretary and Treasurer
                                 				  Unitil Corporation
                                 				Vice President and Treasurer
                                 				  Unitil Resources, Inc.
                                 				Senior Vice President
                                 				  Unitil Service Corp.



Date:  March 8, 1996





1       While initially concentrated in the New England region, URI's potential customer base ultimately may include individuals and entities located outside the New England region.

2       Fitchburg Gas and Electric Light Company ("FG&E"), an
electric and gas utility subsidiary of Unitil, is engaged in the gas utility business. Three of Unitil's public utility subsidiaries, namely Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("E&H") and FG&E, currently purchase other petroleum fuels for their own use. In addition, electric supplies acquired to meet the electrical needs of Unitil's retail customers include generating sources using the entire spectrum of fuel sources, including coal and wood.

3       Concord, E&H and FG&E currently provide demand side
management services to their customers, including, among other things, hot water heater tank and pipe wrapping, energy efficient lighting, heating and cooling programs, energy audits and provision of rebates in connection with energy efficient equipment.

4       Concord, E&H and FG&E currently perform these functions for their own systems and, on occasion, perform such services for customers.

5       Some personnel of Unitil's operating utility subsidiaries
may perform certain of the technical and engineering functions that are part of URI's demand side management services. No operating utility personnel will provide any services for URI's operations if it impairs their ability to provide services to the relevant system operating utility.


6       Under the provisions of NHRSA 374:26-a, enacted in June of
1995, the New Hampshire Public Utility Commission (the "NHPUC") on November 20, 1995, in Docket DR 95-250, issued Guidelines for a Retail Wheeling Pilot Program. Under this program suppliers will have the opportunity, as of May 1996, to make retail sales to a selected group of retail customers in New Hampshire under a competitive program operated under the auspices of the NHPUC.

7       On August 16, 1995, in Docket D.P.U. 95-30, the Massachusetts
Department of Public Utilities (the "MDPU") issued an order requiring that all electric utilities in Massachusetts file industry restructuring plans meeting a set of principles including customer choice and full competition in generation markets. The three largest Massachusetts utilities are required to file these plans February 16, 1996, with an anticipated resolution within six months.

8       See, e.g., Enron Power Marketing, Inc. (Jan. 5, 1994); CRSS
Power Marketing, Inc. (March 31, 1994); Electric Clearinghouse,
Inc. (Apr. 13, 1994); Inter-Coast Power Marketing Co. (Dec. 6,
1994); AIG Trading Corporation (Jan. 20, 1995) and Tucson
Electric Power Co. (September 26, 1995).

9       Consolidated Natural Gas, HCAR No. 24329 (Feb. 27, 1987).

10       The Regulation of Public Utility Holding Companies (June
1995) (the "Report").

11      Report at 87.

12      See e.g., Electric Utility Week, May 8, 1995 at 3
(announcing UtiliCorp United's nation wide brand name under which it will provide energy services); The Energy Daily, August
23, 1995 at 1 (announcing formation of energy services subsidiary by Pacific Gas & Electric Enterprises).

13      60 Fed. Reg. 33,642 (June 28, 1995) (the "Release").

14      As previously discussed, the Unitil system contains both
electric and gas operations.

15      Release at 12, citing Consolidated Natural Gas Co., HCAR No.
24329 (Feb. 27, 1987) (authorizing gas marketing subsidiary) and
Entergy Co., HCAR No. 25848 (June 8, 1993) (authorizing sale of consulting services to non affiliates, including expertise relating to brokering of power)

16      Northeast Utilities Service Company, HCAR No. 26359 (August
18, 1995).  Although Northeast Utilities ("NU") stated that such marketing activities will occur principally in the New England, New York, Pennsylvania, New Jersey, Maryland and Delaware area, no specific geographic limitations on such activity were imposed by the Commission. It should be noted that NU's application to the FERC for authorization to charge market based rates was initially denied primarily because the transmission tariff filed by NU did not follow the pro forma tariff promulgated by FERC.
Such application was recently conditionally granted on the condition that NU delete the non-conforming language from its transmission tariff within 15 days of February 14, 1996. See Northeast Utilities Service Company, 74 FERC d 61,135 (1996).

17      See, e.g., CNG Power Services Corporation, 71 FERC d 61,378
(1995); Southern Energy Marketing, Inc., 71 FERC d 61,376
(1995); Wholesale Power Services, Inc. 72 FERC d 61,284 (1995)
(power marketing by CINergy affiliate); and Entergy Power
Marketing Corporation, 73 FERC d 61,063 (1995).

18      See, e.g., CNG Power Services Corporation, 71 FERC d 61,378
(1995); LG&E Power Marketing, Inc., 60 FERC d 61,083 (1994).
See also, H.R. Conf. Rep. No. 102-108, 102nd Cong. 2nd Sees. 388
(1992). The EWG is defined as "a person engaged directly, or indirectly through one or more affiliates..., and exclusively in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electricity at wholesale." (emphasis added).

19      See supra note. 13.

20      If URI's operations expand significantly, the Applicants may decide that it has become viable to hire a separate staff for URI, which would also ensure that URI's increased operations do not impair other system company operations.